January 27, 2017

Via EDGAR

Pamela Long, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc.
Registration Statement on Form S-4
Filed on December 21, 2016
File No. 333-215231

Dear Ms. Long:

The purpose of this letter is to respond to your letter of January 17, 2017 regarding the above registration statement. For your convenience, your original comments appear in italics, followed by our response. We are concurrently filing on EDGAR Amendment No. 1 to the Form S-4. Page references in our response are to Amendment No. 1.

General

1.The tax consequences of the transaction appear to be material under Item 601(b)(8) of Regulation S-K. In this regard, we note that you intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Please provide a tax opinion supporting your conclusion that the merger will be tax free. Please refer to Staff Legal Bulletin No. 19, which is available on our website.

A tax opinion from our counsel, Sullivan & Worcester, LLP, has been filed as an exhibit to Amendment No. 1.

Stock Ownership of Directors and Executive Officers of Tecogen, page 6
Stock Ownership of Directors and Executive Officers of ADGE, page 6

2.The disclosure in these sections does not seem to reconcile with the disclosure on page 39. Please revise. In addition, please include the stock ownership of Tecogen after the merger by directors, officers, and affiliates.

Reconciliatory disclosure has been added to pages 11, 45, and 62. The requested table has been added to page 62.

Interests of Tecogen’s Directors and Executive Officers in the Merger, page 6
Interests of ADGE’s Directors and Executive Officers in the Merger, page 6
3.Please disclose all material interests of directors, executive officers, and affiliates and quantify the interests of directors, executive officers, and affiliates in the summary. Please also revise pages 26 and 38 as appropriate.
Certain officers and directors of both ADGE and Tecogen have interests in the Merger in addition to, or different from ordinary ADGE and Tecogen shareholders because they own ADGE common stock options that are subject to adjustment upon the closing of the Merger. For a detailed explanation of these potentially material interests, please see pages 11, 45 and 62.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 10

4.We note that the amounts presented under pro forma condensed combined balance sheet data as of September 30, 2016 on page 10 do not agree to corresponding amounts in the pro forma condensed combined balance sheet on page 13. Please clarify or revise as appropriate.

The summary unaudited pro forma condensed financial information has been revised on page 18.

Unaudited Pro Forma Condensed Combined Financial Information, page 11
Note 2. Basis of Pro Forma Presentation, page 16
5.In the fourth paragraph, you state that the pro forma financial statements are “based upon an estimated preliminary consideration of approximately $19.5 million”. However, notes 3 and 4 appear to estimate the preliminary consideration as $17.9 million. Please clarify or revise as appropriate.

The first paragraph on page 22 has been revised to reflect the appropriate amount.

Note 4. Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed, page 18
6.Since the acquisition will result in a considerable amount of goodwill relative to the purchase price, please provide a qualitative description of the factors that make up the goodwill to be recognized similar to the disclosures required by ASC 805-30-50-1(a). Please also expand your disclosures to more fully explain how the purchase price was determined. In this regard, we note the significant losses incurred by ADGE and the magnitude of unfavorable contracts.

The requested explanation and disclosure has been added to Note 4 on page 23.

Note 5. Adjustments to the Pro Forma Balance Sheet, page 18
Note 6. Adjustments to the Pro Forma Income Statements, page 20
7.Refer to footnote 5(b). Please more fully explain and disclose how you determined that the carrying value of ADGE’s inventory will be required to be written-down over 40% to record it at fair value. Please also more fully explain and disclose how and why ADGE determined the carrying value of inventory in its historical statements was not impaired at September 30, 2016.

The requested explanation and disclosure has been added to footnote 5(b) on page 23.

8.Refer to footnote 5(c). Please more fully explain and disclose how you determined that the carrying value of ADGE’s property, plant and equipment will be required to be written-down approximately 8% to record it at fair value. Please also more fully explain and disclose how and why ADGE determined the carrying value of property, plant and equipment in its historical statements was not impaired at September 30, 2016.

The requested explanation and disclosure has been added to footnote 5(c) on pages 23-24.

9.Refer to footnote 5(d). Please more fully explain and disclose how you determined the fair value of the liability related to ADGE’s guarantee of certain outstanding obligations of former subsidiaries and quantify the total amount of the all the obligations that are guaranteed. Please also disclose the specific nature of the estimated merger-related costs of $500,000.

The requested explanation and disclosure has been added to footnote 5(d) on page 24.

10.Refer to footnotes 5(e) and 6(b). Please expand your disclosures to describe the events and circumstances that resulted in ADGE’s contractual arrangements having unfavorable terms for most contracts, including the current terms of the contracts. Please also expand your disclosures to explain how you determined the fair value of the unfavorable contracts, including the significant assumptions you used.

The requested disclosure and explanation have been added to footnote 5(e) on pages 24-25.

11.Refer to footnote 5(h). Please more fully explain and disclose how you determined the fair value of the non-controlling interest at September 30, 2016.

Please refer to footnote 5(h) on page 26, Adjustments to the Pro Forma Balance Sheet, for a revised explanation of the pro forma adjustment in respect of the noncontrolling interest, which now more fully explains how the fair value of the noncontrolling interest was determined at September 30, 2016.

Please also note that amount of the adjustment required to arrive at an estimate of the fair value of the noncontrolling interest has been revised in the amended filing to correct for a data error and to allocate goodwill to the noncontrolling interest based on the results of the discounted cash flow analysis explained in footnote 5(h).

12.Refer to footnote 6(b). Based on the amount of the fair value adjustment to net property, please clarify how the related decreases in depreciation expense were determined.

The requested clarification has been added to footnote 6(b) on page 26.

Note 8. Exchange Transactions, page 21

13.Please more fully disclose how you calculated the amounts of historical interest expense associated with the convertible indebtedness that you eliminated from the pro forma statements of operations for each period presented.

The requested additional disclosure has been added to Note 8, Exchange Transactions, at page 27.

Comparative Tecogen and ADGE Market Price and Distribution Information, page 23
ADGE Recent Closing Prices, page 24
14.Please present the per share market value of ADGE’s securities on an equivalent per share basis as required by Item 3(g) of Form S-4.

The requested data has been added to page 29.

The Merger, page 36
Background of the Merger, page 36
General
15.Please revise the discussion in this section to describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting.

We have added some additional detail to the discussions. The discussions, after they were initiated, were held in the customary manner albeit somewhat more informally and expeditiously because of the close relationship of the merging companies. In that regard, we note the following:

•	The two companies historically were one company;

•	The companies have overlapping management and have detailed knowledge of each other's business, including because Tecogen is the primary vendor of equipment for ADGE; and

•	The principal offices of both companies are located in the same building.

Contact was not initiated in the manner of independent third party offers, as suggested by your comment. The prospect of merging the two related companies had been discussed by the respective Boards and management from time to time over the years. In early 2016, based on a more detailed analysis, both managements concluded that a combination should be explored more deeply. Managements separately studied the case for the merger, both concluded that synergies would be achieved by a combination; and both reported their findings to their respective Boards. (These "reasons for the merger" are discussed in detail in the registration statement.)

Similarly, the issues discussed and the positions taken by those involved in each meeting primarily were related to price. The committees and counsel for the committees negotiated the detailed terms of the merger agreement in an expedited manner. The negotiation of the terms of the merger agreement was simplified because, based on the advice of outside counsel, the merger agreement did not contain provisions that are the usual points of difference - i.e., there were no provisions for "deal protection" devices, such as no-shops, termination fees and voting agreements.

The key issue for the transaction, where the separate interests of the companies were not aligned, was the exchange ratio. That issue was handled in the conventional manner of arm's-length negotiations by the two committees described in reasonable detail in the registration statement. The committees were assiduous in representing their separate constituencies in back-and-forth negotiations to arrive at an exchange ratio. There were multiple rounds of back-and-forth negotiations between the committees on price and secondarily on the cash value per share of Tecogen common stock. That said, the process was relatively informal and concluded fairly quickly and was conducted primarily by conference calls.

We are aware of the typical multi-page discussion of the merger negotiations in S-4 registration statements. That is not possible or appropriate here. We have added additional detail in the registration statement in an attempt to comply with your comment, including some of the historical context described above. We believe, given the circumstances described above, that our discussion is fair disclosure to the shareholders of both companies.

16.Please revise to disclose the members of the original special committees, how the members were selected and the committee’s duties. Please elaborate on the reasons the original special committee disbanded.

The members of the American DG special committee did not change and are disclosed on page 42.

The original members of the Tecogen special committee were Earl Lewis and Dr. Joseph Aoun.

Both committees were selected by the respective Board of Directors of the two companies. The qualifications of the members that were taken into consideration were the outsider status of the prospective committee members and, if possible, specialized expertise in the business of the two companies. Both committees were briefed in detail initially via a memorandum prepared by outside counsel to both companies, later confirmed by a member of that firm in Board/committee meetings, and reinforced by advice from the independent legal counsel appointed by each committee. In short, the committees were advised (and they understood) that their obligation, in short, was to negotiate a transaction on price and terms as favorable as possible to the stockholders of their respective stockholder constituencies.

The replacement of the Tecogen committee was not based on a disagreement about merger price or terms or any other substantive issue. The committee was simply taking to long to make a recommendation. The merger process began in March 2016; and the Tecogen special committee was appointed by the Board of Directors on March 15, 2016. The committee's first actions included selecting independent counsel and independent investment bankers. The Tecogen committee had made little progress by June; for example, its engagement letter with its investment bank adviser was not signed until June 14, 2016. As time went on, the Tecogen Board became increasingly concerned that extended delays in the transaction would be harmful to both companies. Unfortunately, at the time these concerns became acute, both members of the Tecogen special committee were leaving imminently for extended overseas vacations. The Board then met and determined that it was in the corporation's best interest to expedite matters and appointed a new committee. Mr. Earl Lewis attended that meeting and expressed his support for the merger. The new committee retained the same financial advisors, appointed new counsel, and was able to benefit from the data assembled by the original committee. The new Tecogen committee authorized an offer to ADGE on September 14, 2016, approximately three weeks after its appointment.

We do not believe that any of the foregoing information is material to investors, and that disclosure may unnecessarily embarrass the original members of the the committee.

Additional Considerations, page 39
17.Please revise to quantify here the anticipated synergies and cost savings expected to be realized from the merger that the Tecogen board of directors considered.

The requested explanation and disclosure has been added to the Additional Considerations section on page 46.

Where you can find more information; Incorporation by reference, page 67
18.We note you have incorporated by reference Exchange Act reports for both Tecogen and ADGE; please provide your analysis as to how you determined your eligibility for incorporation by reference. In addition, we note that you have not incorporated the quarterly reports for the first two quarters of 2016, as required by Item 11(a)(2) of Form S-4. Please revise or provide your analysis as to how you concluded these reports were not required.

Tecogen is an S-3 eligible issuer. It is listed on NASDAQ, is timely in its Exchange Act filings and otherwise qualifies.

The list of incorporated documents has been corrected and updated.

Exhibit 23.4; Opinion of Scarsdale Equities LLC
19.Please revise the second to last paragraph to provide consent to the use and description of the opinion in the S-4.

The paragraph has been revised as requested and the revised opinion filed with Amendment No. 1.

Exhibit 23.5: Opinion of Cassel Salpeter & Co., LLC
20.Please revise to remove the limitation on who may use and rely upon your opinion. In addition, please include your consent to the opinion’s use and description in the S-4.

The limitation has been removed; a consent has been included, as requested; and the revised opinion filed with Amendment No. 1.
* * .*
We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call our attorneys, Ed Miller (617) 398-0408 or Ben Armour (617) 338-2423 of Sullivan & Worcester LLP in Boston, if you have any questions or require additional information.

Sincerely,

TECOGEN INC.
/s/ David A Garrison
By:    David A. Garrison
Chief Financial Officer

cc:     Kate McHale, Staff Attorney
Dale Welcome, Staff Accountant
Anne McConnell, Staff Accountant